Exhibit 23

                              Agreement to be Bound

Effective as of December 15, 2004, HC Investments, Inc, was merged with and into Henkel Corporation (the "Merger"), with Henkel Corporation being the surviving entity.

As a consequence of the Merger and by operation of Delaware law, Henkel Corporation succeeded to the ownership of all 29,333,328 shares of common stock of Ecolab Inc. owned by HC Investments, Inc. at the effective date of the Merger.

In accordance with Section 5(a)(ii) of the Second Amended and Restated Stockholder's Agreement dated as of November 30, 2001 between Ecolab Inc. and Henkel KGaA (the "Agreement"), Henkel Corporation herewith confirms and agrees that it is bound by the terms of the Agreement.

HENKEL CORPORATION

BY:   /s/  Daniel J. Corcoran
      ---------------------------------------
      Daniel J. Corcoran, Assistant Treasurer

Date: Executed as of December 15, 2004